SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month March 2012

CREDICORP LTD.

(Exact name of registrant as specified in its charter)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

March 29, 2012

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

Credicorp’s Board of Directors, in its session held on March 28, 2012, agreed to create the following Committees of the Board with the role and responsibilities described below:

Executive Committee

This Committee will decide on issues delegated by the Board and will solve queries from the management regarding operations or business matters for which a Board’s opinion is required. It will also make, in emergency situations, urgent decisions that are within the scope of the Board and that will be presented for ratification in the next session of the Board.

The members of the Committee will be the Chairman of the Board Mr. Dionisio Romero Paoletti, the Vice-Chairman Mr. Raimundo Morales Dasso and the Directors Mr. Fernando Fort Marie, Mr. Reynaldo Llosa Barber and Mr. Juan Carlos Verme Giannoni.

Risk Management Committee

The Committee will manage with a corporate and thorough scope and under a corporate policy all the risks inherent to each company of Credicorp Group. It will establish, evaluate and approve periodically, reporting to the Board of Directors, the guidelines and policies for the integrated risk management of Credicorp and its subsidiaries. The Committee will also define the delegated authority to take risk in all companies of Credicorp Group.

The members of the Committee will be two Directors of Credicorp, Mr. Dionisio Romero Paoletti and Mr. Raimundo Morales Dasso (who will be the Chairman of the Committee); Mr. Benedicto Cigüeñas Guevara, a Director of BCP; BCP’s CEO, the Chief Risk Officer of BCP, the CFO of BCP and the Head of Risk Management Division of BCP. The Committee will invite, as the occasion may require, any member of a subsidiary to participate in this Committee.

Nominations Committee

The Committee will propose the selection criteria for Directors’ nominees, to the Board of Directors. Additionally, before each annual General Meeting at which a Director will be elected, the Committee will select and recommend nominees to the Board of Directors based on the proposals received and to be proposed at the Shareholder´s Annual General Meeting. It will also recommend nominees to fill vacancies in the Board of Directors.

The members of the Committee will be the Chairman of the Board Mr. Dionisio Romero Paoletti, the Vice-Chairman Mr. Raimundo Morales Dasso and the Director Mr. Reynaldo Llosa Barber.

Yours truly,

/s/ _Mario Ferrari__

Credicorp Ltd.

Stock Market Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2012

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative